Via Facsimile and U.S. Mail
Mail Stop 6010

April 1, 2008

John C. Martin
President and Chief Executive Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

**Re: Gilead Sciences, Inc.
        Form 10-K for the Year Ended December 31, 2007
        Filed February 27, 2008
        File No. 000-19731**

Dear Dr. Martin:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business</u>

<u>Commercial Collaborations, page 8</u>

1. Please include the following information in the discussions of your commercial collaborations:
   * the aggregate payments to date;
   * the aggregate potential milestone payments; and
   * the expiration and termination provisions.

Research Collaborations, page 12

2. Please include the following information in the discussions of your research
    collaborations:
    - the aggregate amounts paid to date;
    - the aggregate potential future payments, including potential milestone
      payments;
    - each party's rights and obligations; and
    - expiration and termination provisions.

<p align="center">*   *   *   *</p>

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comment on your filing.

Please contact Sebastian Gomez Abero at (202) 551-3578, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director